Morgan Stanley Dean Witter Spectrum Series
Monthly Report
February 2000

Dear Limited Partner:

The Net Asset Value per Unit for each of the four Morgan
Stanley Dean Witter Spectrum Funds as of February 29, 2000 was as follows:

Funds                    N.A.V.                   % change for
month Spectrum Global Balanced $16.12
0.96% Spectrum Select          $22.14
-2.17% Spectrum Strategic       $12.67                        -
18.50% Spectrum Technical       $14.91
-1.23%

In general, each of the Spectrum Series funds demonstrated different performance in February due to the portfolio structure and trading approaches unique to each fund. Spectrum Balanced produced gains primarily from its exposure to global stock index futures, specifically in Swedish and Nikkei stock indices, and recorded smaller gains in the energy and metals sectors. Both Spectrum Select and Spectrum Technical incurred losses from greater exposure in the difficult global interest rate futures markets and reversals in the metals markets but were able to partially offset these losses by recording gains in the global stock index and energy markets. Spectrum Strategic suffered significant losses during February primarily from short positions in global stock index futures markets, specifically in the NASDAQ 100 Index, which were instituted based on a forecast of equity weakness in the U.S., reversals in the metals markets and long positions in the soft commodities markets that anticipated rising coffee prices.

During February, short-term volatility and uncertainty in the global interest rate futures markets continued to plague the technical trendfollowing trading approaches of Spectrum Select and Spectrum Technical's Advisors. As the future direction of interest rates and concerns regarding inflation remained in question, prices in this market complex refused to find a consistent direction, opting to move in a choppy pattern. Contrary to the interest rate futures markets, prices in global stock index futures, specifically in the technology-heavy DAX, CAC-40 and NASDAQ 100 Indices, resiliently climbed higher, resuming their upward moves from 1999. In the commodities markets, oil prices, which also trended higher throughout much of 1999 and the first month of 2000, continued to rise during February reaching nine-year highs on concerns regarding future output levels. Aluminum prices, which had trended higher during December and January, reversed sharply lower amid technically-based selling. In the currency markets, an interest rate hike by the Federal Reserve and bullish U.S. economic data resulted in the U.S. dollar strengthening versus the Japanese yen and British pound.

In the global interest rate futures markets, losses were incurred from long positions in Japanese interest rate futures as prices slid lower early in the month in reaction to the yen's weakness and the strength of the Nikkei 225 Index. Continued short-term price volatility during the remainder of the month resulted in additional losses being incurred by the trendfollowing systems of Spectrum Select and Spectrum Technical's Advisors. In the U.S., losses were experienced from short positions in U.S. Treasury note futures as the prices of intermediate term debt instruments rose following a less-than-expected interest rate hike of 0.25% by the U.S. Federal Reserve. Prices in this market experienced an additional boost higher later in the month after moving in a choppy manner during midFebruary. Trading in European interest rate futures, particularly short positions in German bond futures, also resulted in losses as prices increased on the heels of higher U.S. bond prices.

In the global stock index futures markets, profits were recorded in Spectrum Select and Spectrum Technical from long positions in DAX, CAC-40 and NASDAQ 100 Index futures as prices resumed their upward trend from late 1999 due primarily to strength in the technology sector. Long positions in Nikkei 225 Index futures also profited as Japanese equity prices rose as a result of the yen's weakness versus other major currencies, particularly the U.S. dollar. In Spectrum Technical, small losses were incurred from long positions in S&P 500 Index futures as the prices of most blue-chip issues finished the month lower.

In the commodities markets, profits were recorded in Spectrum Select and Spectrum Technical from long futures positions in crude oil and its refined products as oil prices trended to nine-year highs on concerns regarding future output levels from the world's leading producers amid dwindling supplies and strong demand. These gains were partially offset by losses incurred in the metals markets due to choppy price movement in gold futures and a reversal lower in base metals prices, specifically aluminum and copper futures.

In currencies, profits were recorded from short Japanese yen positions as the U.S. dollar strengthened to a 5 1/2 month high versus the Japanese yen following an interest rate increase by the U.S. Federal Reserve early in the month. The yen experienced additional weakness versus the dollar later in the month on skepticism regarding Japan's economic recovery and betterthan-expected economic data out of the U.S. In Spectrum Select, offsetting losses were incurred from long British pound positions as the value of the pound weakened versus both the U.S. dollar and euro, and in Spectrum Technical losses were experienced from long British pound positions versus the euro, following the interest rate hikes by the respective central banks of the U.S. and the European region.

In Spectrum Global Balanced, a balanced portfolio of stocks, bonds and managed futures, gains were recorded during February primarily in the global stock index futures component from long positions in Swedish stock index futures as Sweden's equity prices increased amid signs that their economy is booming. Additional gains were recorded from long positions in Nikkei Index futures as equity prices in Japan increased due to weakness in the Japanese yen versus other major currencies, particularly the U.S. dollar. In the managed futures component, gains were recorded from long positions in crude oil futures and its refined products as oil prices powered to nine-year highs during the month on concerns about future output levels from the world's leading producer countries amid dwindling stockpiles and increasing demand. In the metals markets, gains were recorded early in the month from long nickel futures positions as nickel prices climbed to their highest level in five years. A portion of these gains was offset by losses recorded in the livestock markets from short lean hog futures positions as prices climbed higher amid expectations of higher wholesale pork prices due to light slaughter rates. In the agricultural markets, losses were experienced early in the month from long positions in soybean oil as soybean prices moved lower following rains in the growing region of South America, particularly Brazil. In the global interest rate futures component, losses were incurred from short positions in short-term U.S. interest rate futures as prices moved higher later in the month followed by volatility in the U.S. stock markets as investors shifted assets into Treasury notes from stocks. In the currency markets, smaller losses were recorded from short positions in the euro relative to the British pound, as the value of the European common currency strengthened versus the pound after the European Central Bank raised interest rates.

In Spectrum Strategic, a Fund managed by multiple trading advisors who employ fundamental trading methodologies, losses were recorded during February primarily in the global stock index futures markets from short positions in NASDAQ 100 Index futures as the NASDAQ Index climbed higher on strength in computer-chip maker and biotechnology companies. In the metals markets, losses were experienced from long positions in aluminum and copper futures as prices reversed lower earlier in the month due primarily to technically based selling and again later in the month led downward by falling prices of other base metals. In the global interest rate futures markets, losses were incurred early in the month from short positions in German interest rate futures as prices increased following a surge in U.S. bond prices. Prices were boosted by less-than-expected interest rate hikes of 0.25% by the U.S. Federal Reserve and the European Central Bank and an announcement that the U.S. Treasury would soon begin buying back longerdated issues and reducing its auctions across the interest rate curve. In the soft commodities markets, losses were recorded from long coffee futures positions as prices fell as the market braced for a hefty surplus of Robusta coffee beans after a bumper production from Vietnam. In the currency markets, losses were experienced from short positions in the euro relative to the U.S. dollar as its value strengthened early in the month following the decision of the European Central Bank to raise key interest
rates.   A portion of these losses was offset by gains recorded
from short positions in the Japanese yen as the value of the yen sank to a 5-month low versus the U.S. dollar early in the month following an interest rate increase by the U.S. Federal Reserve and a larger-than-expected rise in Australian interest rates. Additionally, the yen weakened on concerns about Japan's economy and economic data out of that country.

Should you have any questions concerning this report, please feel free to contact Demeter Management Corporation at Two
World Trade Center, 62nd Floor, New York , NY 10048, or your
Morgan Stanley Dean Witter Financial Advisor.

I hereby affirm, that to the best of my knowledge and belief, the information contained in this report is accurate and complete. Past performance is not a guarantee of future results.

Sincerely,


Robert E. Murray
Chairman
Demeter Management Corporation
General Partner
<apge>

Historical Fund Performance

Presented below is the percentage change in Net Asset Value per
Unit from the start of each calendar each the Fund has traded.
Also provided is the inception-to-date return and the
annualized return since inception for each Fund.  PAST
PERFORMANCE IS NOT NECESSARILY INDICATIVE OF FUTURE RESULTS.
Funds                         Year                Return
Spectrum Global Balanced
                         1994 (2 months)                -
1.7%
                         1995                22.8%
                         1996                 -3.6%
                         1997                18.2%
                         1998 16.4%
                         1999                       0.7%
                         2000 (2 months)
                    0.0% Inception-to-Date Return:
                    61.2% Annualized Return:
                    9.4%

_______________________________________________________________
____________ __________
Spectrum Select

                         1991 (5 months)                31.2%
                         1992 -14.4%
                         1993  41.6%
                         1994   -5.1%
                         1995  23.6%
                         1996    5.3%
                         1997    6.2%
                         1998                       14.2%
                         1999
-7.6%
                                   2000 (2 months)
0.6%
                    Inception-to-Date Return:
121.4%
                    Annualized Return                 9.7%
_______________________________________________________________
____________ __________
Spectrum Strategic

                         1994 (2 months)                 0.1%
                         1995                10.5%
                         1996                 -3.5%
                         1997                  0.4%
                         1998                       7.8%
                         1999
37.2%
                         2000 (2 months)               -20.1%
                    Inception-to-Date Return:
                    26.7%
                    Annualized Return:               4.5%
_______________________________________________________________
____________ __________
Spectrum Technical
                         1994 (2 months)                -2.2%
                         1995                17.6%
                         1996                18.3%
                         1997                  7.5%
                         1998                      10.2%
                         1999
-7.5%
                         2000 (2 months)                  0.0%
                    Inception-to-Date Return:
                    49.1%
                         Annualized Return:               7.8%

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended February 29, 2000
(Unaudited)
                                   Morgan Stanley Dean Witter
Morgan Stanley Dean Witter

Spectrum Global Balanced           Spectrum Select
                                        Percent of
Percent of
                                        February 1, 2000
February 1, 2000
                                        Beginning
Beginning
                                 Amount Net Asset Value
Amount
Net Asset Value
                                     $        %                $
%
REVENUES
Trading profit (loss):
  Realized                       203,243              0.35
809,265
0.37
  Net change in unrealized       385,679              0.67
(4,433,095)
(2.02)
  Total Trading Results          588,922              1.02
(3,623,830)
(1.65)
Interest Income (DWR)            246,685              0.43
733,678
0.33
  Total Revenues                 835,607              1.45
(2,890,152)
(1.32)

EXPENSES
Brokerage fees (DWR)             221,060              0.38
1,328,982
0.60
Management fees                             60,071         0.11
549,923                           0.25
  Total Expenses                 281,131              0.49
1,878,905
0.85
NET INCOME (LOSS)                554,476              0.96
(4,769,057)
(2.17)

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value For the Month Ended
February 29, 2000 (Unaudited)
                           Morgan Stanley Dean Witter
Morgan
Stanley Dean Witter
                           Spectrum Global Balanced
Spectrum
Select              .
                       Units          Amount    Per Unit
Units
Amount      Per Unit
                                         $          $
$
$
Net Asset Value,
     February 1, 2000      3,611,913.698  57,668,146    15.97
                           9,718,174.671
219,969,311   22.63
Net Income (Loss)             -          554,476     0.15
-
(4,769,057)  (0.49)
Redemptions              (81,606.282) (1,315,493)   16.12
(138,854.808)
(3,074,245)  22.14
Subscriptions             66,267.629   1,068,234    16.12
131,943.992
2,921,240   22.14

Net Asset Value,
  February 29, 2000    3,596,575.045  57,975,363   16.12
9,711,263.855
215,047,249   22.14

The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Statements of Operations
For the Month Ended February 29, 2000
(Unaudited)
                                    Morgan Stanley Dean Witter
Morgan Stanley Dean Witter

Spectrum Strategic Spectrum Technical                        .
                                        Percent of
Percent of
                                        February 1, 2000
February 1, 2000
                                 Amount Net Asset Value
Amount
Net Asset Value
                                   $          %                $
%
REVENUES
Trading profit (loss):
  Realized                     (9,761,569)            (9.05)
3,022,882                         1.11
  Net change in unrealized     (9,533,192)            (8.84)
(4,740,105)                      (1.74)
  Total Trading Results       (19,294,761)           (17.89)
(1,717,223)                      (0.63)
Interest Income (DWR)             328,848              0.31
918,006                           0.34
  Total Revenues              (18,965,913)           (17.58)
(799,217)                        (0.29)

EXPENSES
Brokerage fees (DWR)              651,885              0.60
1,644,094
0.61
Management fees                   344,851              0.32
907,086
0.33
 Total Expenses                   996,736              0.92
2,551,180
0.94

NET INCOME (LOSS)             (19,962,649)           (18.50)
(3,350,397)                      (1.23)

Morgan Stanley Dean Witter Spectrum Series
Statements of Changes in Net Asset Value For the Month Ended
February 29, 2000 (Unaudited)
                           Morgan Stanley Dean Witter
Morgan
Stanley Dean Witter
                           Spectrum Strategic
Spectrum
Technical           .
                          Units        Amount    Per Unit
Units
Amount   Per Unit
                                         $          $
$
$
Net Asset Value,
    February 1, 2000      6,941,254.812 107,898,346    15.54
                         18,028,055.078
272,125,896                    15.09
Net Income (Loss)             -      (19,962,649)   (2.87)
-
(3,350,397)                    (0.18)
Redemptions             (100,516.865) (1,273,549)   12.67
(225,201.404) (3,357,753)      14.91
Subscriptions            211,166.005   2,675,473    12.67
227,800.065 3,396,499          14.91
Net Asset Value,
     February 29, 2000    7,051,903.952  89,337,621   12.67
                         18,030,653.739
268,814,245                    14.91
The accompanying notes are an integral part of these financial statements.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Unaudited)

1.  Summary of Significant Accounting Policies

Organization - Morgan Stanley Dean Witter Spectrum
Global Balanced L.P. ("Spectrum Global Balanced"),
Morgan Stanley Dean Witter Spectrum Select L.P.
("Spectrum Select"), Morgan Stanley Dean Witter
Spectrum Strategic L.P. ("Spectrum Strategic") and
Morgan Stanley Dean Witter Spectrum Technical L.P.
("Spectrum Technical"), (individually, a
"Partnership", or collectively, the
"Partnerships"), are limited partnerships organized to engage in the speculative trading of futures and forward contracts, options on futures contracts, physical commodities and other commodity interests, including, but not limited to foreign currencies, financial instruments, metals, energy and agricultural products (collectively, "futures interests").

The general partner for each Partnership is Demeter
Management Corporation ("Demeter"). The non-clearing commodity broker is Dean Witter Reynolds, Inc. ("DWR") and an unaffiliated clearing commodity broker, Carr Futures Inc. ("Carr"), provides clearing and execution services. Both Demeter and DWR are wholly-owned subsidiaries of Morgan Stanley
Dean Witter & Co.

Demeter is required to maintain a 1% minimum interest in the equity of each Partnership and income (losses) are shared by Demeter and the Limited Partners based upon their proportional ownership interests.

Use of Estimates - The financial statements are prepared in accordance with generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts in the financial statements and related disclosures. Management believes that the estimates utilized in the preparation of the financial statements are prudent and reasonable.
Actual results could differ from those estimates.

Revenue Recognition - Futures interests are open commitments until settlement date. They are valued at market on a daily basis and the resulting net change in unrealized gains and losses is reflected in the changes in unrealized profits (losses) on open contracts from one period to the next in the statements of operations. Monthly, DWR pays each Partnership interest income based upon 80% of its average daily "Net Assets" (as defined in the limited partnership agreements) for the month in the case of Spectrum Select, Spectrum Strategic and Spectrum Technical, and 100% in the case of Spectrum Global Balanced. The interest rate is equal to a prevailing rate on U.S. Treasury bills.
For purposes of such interest payments, Net Assets do not include monies due the Partnerships on futures interests, but not actually received.

Net Income (Loss) per Unit - Net income (loss) per unit of limited partnership interest ("Unit(s)") is computed using the weighted average number of Units outstanding during the period.

Brokerage and Related Transaction Fees and Costs -
Brokerage fees for Spectrum Global Balanced are accrued at a flat monthly rate of 1/12 of 4.60% (a
4.60% annual rate) of the Net Assets as of the first day of each month.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)



Brokerage fees for Spectrum Select, Spectrum
Strategic and Spectrum Technical are accrued at a flat monthly rate of 1/12 of 7.25% (a 7.25% annual rate) of the Net Assets as of the first day of each month.

Such fees currently cover all brokerage fees, transaction fees and costs and ordinary administrative and continuing offering expenses.

Operating Expenses - The Partnerships incur monthly management fees and may incur incentive fees. All common administrative and continuing offering expenses including legal, auditing, accounting, filing fees and other related expenses are borne by DWR through the brokerage fees paid by each Partnership.

Income Taxes - No provision for income taxes has been made in the accompanying financial statements, as partners are individually responsible for reporting income or loss based upon their respective share of each Partnership's revenues and expenses for income tax purposes.

Distributions - Distributions, other than redemptions of Units, are made on a pro-rata basis at the sole discretion of Demeter. No distributions have been made to date.

Continuing Offering - Units of each Partnership are offered at a price equal to 100% of the Net Asset
Value per Unit as of the close of business on the last day of the month. No selling commissions or charges related to the continuing offering of Units are borne by the Limited Partners or the Partnership.
DWR will pays all such costs.

Redemptions - Limited Partners may redeem some or all of their Units at 100% of the Net Asset Value
Per Unit as of the end of the last day of any month that is at least six months after the closing at which a person becomes a Limited Partner, upon five business days advance notice by redemption form to Demeter. Thereafter, Units redeemed on or prior to the last day of the twelfth month after such Units were purchased will be subject to a redemption charge equal to 2% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twelfth month and on or prior to the last day of the twenty-fourth month after which such Units were purchased will be subject to a redemption charge equal to 1% of the Net Asset Value of a Unit on the date of such redemption. Units redeemed after the last day of the twenty-fourth month after which such Units were purchased will not be subject to a redemption charge. The foregoing redemptions charges will be paid to DWR. Redemptions must be made in whole
Units, in a minimum amount of 50 Units, unless a Limited Partner is redeeming his entire interest in a Partnership.

Morgan Stanley Dean Witter Spectrum Series
Notes to Financial Statements
(Continued)





Exchanges - On the last day of the first month which occurs more than six months after a person first becomes a Limited Partner in any of the Partnerships, and at the end of each month thereafter, Limited Partners may exchange their investment among the Partnerships (subject to certain restrictions outlined in the Limited Partnership Agreements) without paying additional charges.
Dissolution of the Partnership - Spectrum Global
Balanced, Spectrum Strategic and Spectrum Technical will terminate on December 31, 2035 and Spectrum
Select will terminate on December 31, 2025 regardless of financial condition at such time, or at an earlier date under certain conditions as defined in each Partnership's Limited Partnership
Agreement.
2.  Related Party Transactions
Each Partnership pays brokerage fees to DWR as described in Note 1. Each Partnership's cash is on deposit with DWR and Carr in futures interests trading accounts to meet margin requirements as needed. DWR pays interest on these funds as described in Note 1.
3.  Trading Advisors
Demeter, on behalf of each Partnership, retains certain commodity trading advisors to make all trading decisions for the Partnerships. The trading advisors for each Partnership are as follows:
Morgan Stanley Dean Witter Spectrum Global Balanced
L.P.
  RXR, Inc.
Morgan Stanley Dean Witter Spectrum Select L.P.
  EMC Capital Management, Inc.
  Rabar Market Research, Inc.
  Sunrise Capital Management, Inc.

Morgan Stanley Dean Witter Spectrum
  Strategic L.P. Allied Irish Capital
  Management, Ltd. ("AICM") Blenheim
  Investments, Inc. ("Blenheim")
  Willowbridge Associates Inc.
  ("Willowbridge")


Morgan Stanley Dean Witter Spectrum
  Technical L.P. Campbell & Company,
  Inc.) ("Campbell") Chesapeake
  Capital Corporation ("Chesapeake")
  John W. Henry & Company, Inc.
  ("JWH")

Morgan Stanley Dean Witter Spectrum
Series
Notes to Financial Statements
(Concluded)


Compensation to the trading advisors by the Partnerships consists of manage-ment fee and an incentive fee as follows:

Management Fee - The management fee for Spectrum
Global Balanced is accrued at a rate of 5/48 of 1% per month of Net Assets on the first day of each month (a 1.25% annual rate).

The management fee for Spectrum Select is accrued at a rate of 1/4 of 1% per month of Net Assets allocated to each trading advisor on the first day of each month (a 3% annual rate).

The management fee for Spectrum Strategic is accrued at a rate of 1/12 of 4% per month of Net
Assets allocated to each of Blenheim and Willowbridge on the first day of each month, and 1/12 of 3% per month of Net Assets allocated to AICM on the first day of each month (annual rates of 4% and 3%, respectively).

The management fee for Spectrum Technical is accrued at a rate of 1/3 of 1% per month of Net
Assets allocated to each trading advisor on the first day of each month (a 4% annual rate).

Incentive Fee - Spectrum Global Balanced, Spectrum
Select and Spectrum Strategic each pay a monthly incentive fee equal to 15% of the trading profits as experienced with respect to each trading advisor's allocated Net Assets as of the end of each calendar month. Trading profits represent the amount by which profits from futures, forwards and options trading exceed losses, after brokerage and management fees are deducted.

Spectrum Technical pays a monthly incentive fee equal to 15% of the trading profits experienced with respect to the Net Assets allocated to Campbell and JWH and 19% of the trading profits experienced with respect to the Net Assets allocated to Chesapeake as of the end of each calendar month. Trading profits represent the amount by which profits from futures, forwards and options trading exceed losses, after brokerage and management fees are deducted.

For all Partnerships when trading losses are incurred, no incentive fees will be paid in subsequent months until all such losses are received. Cumulative trading losses are adjusted on a pro-rata basis for the net amount of each months subscriptions and redemptions.


4.   Legal Matters

The following supplements the Legal Matters note to the financial statements previously disclosed in the Partnership's Annual Report for the year ended
December 31, 1999:

On March 3, 2000, the plaintiffs in the New York action filed an appeal of the order dismissing the consolidated complaint.